

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2013

Sean B. Baker
WFB Funding, LLC
One Cabela Dr.
Sidney, Nebraska 69160

> **Re:** **WFB Funding, LLC**
> **Registration Statement on Form S-3**
> **Filed November 27, 2013**
> **File No. 333-192577**

Dear Mr. Baker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

2. Please note that the asset-backed securities registered on Form S-3 must be investment grade securities. See General Instruction I.B.5.(a)(i) to Form S-3. Please confirm that the securities offered by the registration statement will be investment grade.

3. Please file your exhibits with your next amendment.

4. We note in Annex I that you have issued variable funding notes and term notes. Please revise throughout, as appropriate, to provide a more detailed description of the terms of

the variable funding notes, including how the principal amounts may be increased or decreased, and the impact or effects of any such increase or decrease on the other noteholders. In addition, indicate whether the offered notes will be variable funding notes or term notes.

Prospectus Supplement

Receivables Performance, page S-21

5. Please provide disclosure regarding balance reductions granted in relation to any assets for refunds, returns, fraudulent charges or other reasons or advise. See Item 1111(b)(8)(vii) of Regulation AB.

Receivables Delinquency Experience, page S-22

6. We note that assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. See Instruction I.B.5 to Form S-3.

Review of Pool Asset Disclosure, page S-29

7. Please disclose the identity of the independent service provider engaged by the bank for the purposes of this review pursuant to Item 1111(a)(7) of Regulation AB.

8. Please provide a description of the Rule 193 review for assets that may be added to the pool during any applicable funding period. See Item 1111(a)(7)-(8) of Regulation AB.

Base Prospectus

Parent of Sponsor (Cabela's Incorporated), page 15

9. We note your second sentence stating that "Cabela's philosophy is selling high quality products at reasonable prices supported with outstanding customer service." Please delete this sentence as it is marketing language.

Duties and Responsibilities, page 36

10. We note your disclosure on page 37 that the holders of investor certificates representing a majority of the outstanding investor interest have the right to direct the time, method or place of conducting any proceeding for any remedy available to the master trustee under the pooling and servicing agreement. We also note your disclosure on page 61 that pursuant to the terms of the indenture, for purposes of any vote or consent under the pooling and servicing agreement or the Series 2004-1 certificate supplement that requires the consent or vote of the Series 2004-1 certificateholders, each noteholder of a series will be treated as a holder of the Series 2004-1 certificate under the pooling and servicing

agreement and the Series 2004-1 certificate supplement holding an interest in the Series 2004-1 certificate in the proportion that the outstanding principal amount of such holder's note bears to the total outstanding principal amount of all series of notes then outstanding. Please revise sections related to the master trustee, the indenture trustee and the owner trustee on page 66 to provide disclosure about any required percentage of a class of noteholders that is needed to require the trustee(s) to take action. See Item 1109(c) of Regulation AB.

Reports to Noteholders, page 54

11. We note your disclosure in the second paragraph that disclaims liability for information provided in reports to noteholders. Please revise to disclose who is responsible for the information provided to noteholders. We assume the information provided on the website is the same information that will be filed on EDGAR.

Undertakings

12. Please revise the Undertakings to properly reflect the language required by Item 512. For example, your reference to "Paragraphs 1(a), 1(b), and 1(c) of this section" is unclear.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kayla Florio, Attorney-Advisor at (202) 551-3490 or me at (202) 551-3313 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel